Exhibit 99.1

CURALEAF HOLDINGS, INC.

Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

As of and for the Three Months Ended

March 31, 2022 and 2021

As Amended and Restated

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Notice to Reader

Curaleaf Holdings, Inc. (the “Company”, "Curaleaf" or the "Group") has restated its audited annual consolidated financial statements for the three and twelve months ended December 31, 2021 (the “Financial Statements”), the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022, which were previously filed on SEDAR and EDGAR (the “Interim Financial Statements”). Subsequent to the original issuance of the Financial Statements and Interim Financial Statements, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined that it will make adjustments to the revenue figures reported in the previously mentioned financial statements periods. Errors have been corrected in these amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 as well as in the amended and restated audited annual consolidated financial statements for the three and twelve months period ended December 31, 2021 and in the amended and restated unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and the three and nine months ended September 30, 2022. See Note 22 – Restatement herein for more detail.

Page(s)

Amended and Restated Condensed Interim Consolidated Financial Statements

Amended and Restated Condensed Interim Consolidated Statements of Financial Position (Unaudited)	1

Amended and Restated Condensed Interim Consolidated Statements of Profits and Losses and Other Comprehensive Loss (Unaudited)	2

Amended and Restated Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)	3

Amended and Restated Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	4

Notes to Amended and Restated Condensed Interim Consolidated Financial Statements	5-41

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in thousands)

		March 31,	December 31,
	Note	2022	2021
		(As Restated)	(As Restated)
Assets
Current assets:
Cash and cash equivalents		$242,598	$299,329
Accounts receivable, net	3	65,203	60,427
Inventories, net	5	432,589	385,695
Biological assets	6, 20	89,918	78,600
Assets held for sale	7	98,240	80,583
Prepaid expenses and other current assets		44,534	35,667
Current portion of notes receivable	8	2,462	2,315
Total current assets		975,544	942,616
Deferred tax asset		2,675	2,593
Notes receivable		—	842
Property, plant and equipment, net	9	400,746	379,720
Right-of-use assets, net	18	307,944	285,111
Intangible assets, net	10	1,175,773	1,010,008
Goodwill	10	665,046	605,496
Investments		4,109	4,401
Other assets		17,666	22,048
Total assets		$3,549,503	$3,252,835

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		$69,880	$26,751
Accrued expenses		95,831	87,583
Income tax payable		182,945	140,019
Current portion of lease liability	18	22,079	19,279
Current portion of notes payable	11	1,989	1,966
Current contingent consideration liability	4, 20	28,807	9,155
Liabilities held for sale	7	23,045	18,472
Other current liabilities		12,229	12,171
Total current liabilities		436,805	315,396
Deferred tax liability		342,612	299,333
Notes payable	11	581,975	434,123
Lease liability	18	321,973	298,281
Non-controlling interest redemption liability	20	56,423	72,140
Contingent consideration liability	4, 20	—	28,839
Other long term liability		6,608	5,876
Total liabilities		1,746,396	1,453,988

Shareholders’ equity:
Share capital		2,238,241	2,225,940
Treasury shares		(5,208)	(5,208)
Reserves		(166,140)	(162,085)
Accumulated other comprehensive income		(10,341)	(6,809)
Accumulated deficit		(313,811)	(301,038)
Redeemable non-controlling interest contingency		(56,423)	(72,140)
Total Curaleaf Holdings, Inc. shareholders' equity		1,686,318	1,678,660
Non-controlling interest		116,789	120,187
Total shareholders’ equity		1,803,107	1,798,847
Total liabilities and shareholders’ equity		$3,549,503	$3,252,835

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Profits and Losses and Other Comprehensive Loss (Unaudited)

(in thousands, except for share and per share amounts)

		Three months ended
		March 31,
	Note	2022	2021
		(As Restated)
Revenues:
Retail and wholesale revenues		$309,117	$259,883
Management fee income		1,253	437
Total revenues		310,370	260,320
Cost of goods sold		148,288	131,853
Gross profit before impact of biological assets		162,082	128,467
Realized fair value amounts included in inventory sold		(105,178)	(68,914)
Unrealized fair value gain on growth of biological assets	6	129,352	81,261
Gross profit		186,256	140,814
Operating expenses:
Selling, general and administrative	14	99,760	80,090
Share-based compensation	13	5,093	4,907
Depreciation and amortization	9, 10, 18	30,459	19,719
Total operating expenses		135,312	104,716
Income from operations		50,944	36,098
Other income (expense):
Interest income		59	88
Interest expense	11	(13,900)	(12,151)
Interest expense related to lease liabilities	18	(9,949)	(8,560)
Other income (expense)	15	1,443	415
Total other expense		(22,347)	(20,208)
Income before provision for income taxes		28,597	15,890
Income tax expense		(43,142)	(30,708)
Net loss		(14,545)	(14,818)
Less: Net income (loss) attributable to non-controlling interest	21	(1,772)	—
Net loss attributable to Curaleaf Holdings, Inc.		$(12,773)	$(14,818)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	16	$(0.02)	$(0.02)
Weighted average common shares outstanding – basic and diluted	16	708,897,273	682,041,420

Net loss		$(14,545)	$(14,818)
Foreign currency translation differences		(5,158)	—
Total comprehensive loss		$(19,703)	$(14,818)
Less: Comprehensive income (loss) attributable to non-controlling interest		(3,398)	—
Comprehensive loss attributable to Curaleaf Holdings, Inc.		$(16,305)	$(14,818)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)

(in thousands, except for share amounts)

	Share Capital (Note 12)			Treasury	Share-Based	Other		Accumulated Other		Redeemable Non - Controlling Interest	Total Curaleaf Holdings, Inc.	Non-Controlling	Redeemable Non- Controlling	Total
	# of Shares			Shares	Reserves	Reserves	Total	Comprehensive	Accumulated	Contingency	Shareholders'	Interest	Interest	Shareholders’
	SVS	MVS	Amount	(Note 12)	(Note 13)	(Note 4)	Reserves	Income	Deficit	(Note 4)	Equity	(Note 4)	(Note 4)	Equity
Balances as of December 31, 2020 (As Restated)	569,831,140	93,970,705	$1,754,412	$(5,208)	$34,530	$(212,274)	$(177,744)	$—	$(190,071)	$(2,694)	$1,378,695	$2,093	$—	$1,380,788
Issuance of shares in connection with acquisitions	18,975,000	—	240,569	—	—	—	—	—	—	—	240,569	—	—	240,569
Exercise and forfeiture of stock options	3,633,007	—	5,971	—	(4,342)	—	(4,342)	—	—	—	1,629	—	—	1,629
Share-based compensation	—	—	—	—	4,907	—	4,907	—	—	—	4,907	—	—	4,907

Net loss	—	—	—	—	—	—	—	—	(14,818)	—	(14,818)	—	—	(14,818)
Foreign currency exchange differences	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Comprehensive Loss	—	—	—	—	—	—	—	—	(14,818)	—	(14,818)	—	—	(14,818)

Balances as of March 31, 2021 (As Restated)	592,439,147	93,970,705	$2,000,952	$(5,208)	$35,095	$(212,274)	$(177,179)	$—	$(204,889)	$(2,694)	$1,610,982	$2,093	$—	$1,613,075

Balances as of December 31, 2021 (As Restated)	614,369,729	93,970,705	$2,225,940	$(5,208)	$64,950	$(227,035)	$(162,085)	$(6,809)	$(301,038)	$(72,140)	$1,678,660	$120,187	$—	$1,798,847
Issuance of shares in connection with acquisitions	331,900	—	1,873	—	—	816	816	—	—	—	2,689	—	—	2,689
Exercise and forfeiture of stock options	1,139,861	—	10,428	—	(9,964)	—	(9,964)	—	—	—	464	—	—	464
Share-based compensation	—	—	—	—	5,093	—	5,093	—	—	—	5,093	—	—	5,093
OCI reclassification (Note 2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Revaluation of NCI redemption liability	—	—	—	—	—	—	—	—	—	15,717	15,717	—	—	15,717

Net Income (Loss)	—	—	—	—	—	—	—	—	(12,773)	—	(12,773)	(1,772)	—	(14,545)
Foreign currency exchange differences	—	—	—	—	—	—	—	(3,532)		—	(3,532)	(1,626)	—	(5,158)
Total Comprehensive Income (Loss)	—	—	—	—	—	—	—	(3,532)	(12,773)	—	(16,305)	(3,398)	—	(19,703)

Balances as of March 31, 2022 (As Restated)	615,841,490	93,970,705	$2,238,241	$(5,208)	$60,079	$(226,219)	$(166,140)	$(10,341)	$(313,811)	$(56,423)	$1,686,318	$116,789	$—	$1,803,107

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

		Three months ended
		March 31,
	Note	2022	2021
		(As Restated)	(As Restated)
Cash flows from operating activities:
Net income (loss)		$(14,545)	$(14,818)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization		40,841	27,761
Share-based compensation		5,093	4,907
Non-cash interest expense		12,510	9,655
Unrealized gain on changes in fair value of biological assets	6	(129,352)	(81,261)
Realized fair value amounts included in inventory sold		105,178	68,914
(Gain)/loss on investment		248	—
(Gain)/loss on sale of property, plant and equipment and investment		(872)	13
Deferred taxes		9	(3,435)
Changes in operating assets and liabilities
Accounts receivable		(2,219)	(3,881)
Biological assets		12,060	12,439
Inventories		(45,162)	(41,095)
Prepaid expenses and other current assets		(9,105)	(15,862)
Other assets		3,581	5,990
Accounts payable		35,755	(296)
Income taxes payable		43,857	33,077
Accrued expenses		(430)	(8,091)
Net cash provided by (used in) operating activities		57,447	(5,983)
Cash flows from investing activities:
Purchases of property, plant and equipment, net		(29,954)	(31,425)
Cash acquired from acquisitions		18,867	—
Payments made on completion on acquisitions		(86,776)	—
Amounts advanced for notes receivable, net of payments received		1,269	(4)
Net cash used in investing activities		(96,594)	(31,429)
Cash flows from financing activities:
Proceeds from senior unsecured notes
Cash received from financing agreement		—	49,930
Proceeds from sale leaseback		—	2,419
Debt issuance costs		—	(681)
Lease liability payments	18	(17,081)	(13,071)
Principal payments on notes payable		(100)	(2,332)
Exercise of stock options		463	1,627
Issuance of common shares, net of issuance costs		—	240,569
Net cash provided by (used in) financing activities		(16,718)	278,461
Net change in cash		(55,865)	241,049
Cash at beginning of period		299,329	73,542
Effect of exchange rate on cash		(866)	—
Cash at end of period		$242,598	$314,591
Supplemental disclosure of cash flow information:
Cash paid for interest		172	332
Cash paid for income tax		2,018	(171)
Supplemental disclosure of non-cash investing and financing activities:
Recognition of right of use assets and lease liabilities		—	5,636
Contingent consideration incurred in connection with acquisitions		2,071	—
Issuance of notes incurred in connection with acquisition		145,433	—

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Amended and Restated Condensed Interim Consolidated Financial Statements (Unaudited)

(in thousands, except for gram, share and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), formerly known as Lead Ventures, Inc. (“LVI”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital for a 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Subsequently, Curaleaf International acquired EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe (see Note 4 – Acquisitions).

The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these amended and restated unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.

Note 2 – Basis of presentation

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020 (the “Annual Financial Statements”), which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Interim Financial Statements should be read in conjunction with the Annual Financial Statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). In management’s opinion, the accompanying unaudited condensed interim consolidated financial statements contain all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s interim financial statements. The results for such periods are not necessarily indicative of the results to be expected for the full year.

Unless otherwise indicated, the information in these interim financial statements is current as of March 31, 2022.

Functional currency

The Company’s and its United States (“U.S.”) subsidiaries’ functional currency, as determined by management, is the U.S. dollar (“USD”). The Interim Financial Statements are presented in thousands USD unless otherwise stated. The Company's international subsidiaries' functional currencies, as determined by management, are the Sterling Pound (“GBP”), the Euro, and the Swiss Franc (“CHF”). The financial statements of the Company's international subsidiaries are converted from GBP, Euro, and CHF to USD using the period's average rate for profit and loss amounts and the period end rate for balance sheet items. Conversion adjustments are recognized within accumulated other comprehensive income, which is a component of equity.

Changes in presentation

Where necessary, corresponding figures have been adjusted to conform to the presentation of the current year amounts.

The International Accounting Standard 1 - Presentation of Financial Statements, requires an entity to present a statement of financial position at the beginning of the earliest comparative period (“opening statement of financial position”) when such entity applies an accounting policy retrospectively or makes a retrospective restatement or when it reclassifies items in its financial statements. The requirement to present the additional opening statement of financial position, when the Company has made a restatement or reclassification, extends to the information in the related notes.

During the current reporting period, the Company has recorded measurement period adjustments to business acquisitions during the one-year remeasurement period; see Note 4 – Acquisitions and Note 10 – Goodwill and intangible assets. In order to align with current year presentation, the Company adjusted the presentation of inventories to reflect the categorization of packaging and hardware as raw materials instead of consumables finished goods (see Note 5 – Inventories), the presentation of consulting fees and travel and reimbursement in the related party transactions (see Note 19 – Related party transactions), and the presentation of SG&A operating expenses between office supplies and services and other (see Note 14 – Selling, general and administrative expense), and Key Management Compensation (see Note 19 – Related party transactions).

The Company considered materiality and concluded that it is sufficient to present such information only in those notes that have been impacted by a reclassification, as the Interim Financial Statements and other notes of the Interim Financial Statements have not been impacted by the reclassifications. The omission of the notes to the additional opening statement of financial position is therefore, in the Company’s view, not material.

The Company has reflected adjustments to the comparative period interim financial information to correct errors related to purchase accounting for the Select acquisition and disclosures of the number of share options and restricted stock units (“RSUs”) forfeited, expired and outstanding as of March 31, 2021 as well as related to certain purchases and sales of products through the Company’s wholesale channel mainly in the last quarter of 2021 and the first and second quarters of 2022. Additionally, the Company adjusted the presentation the non-controlling interest’s share of foreign currency translation differences within the audited Consolidated Statements of Changes in Equity. See further details regarding such restatements at Note 22 - Restatement.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the Interim Financial Statements from the date control commences until the date control ceases.

Non-controlling interests (“NCI”) are measured initially at their fair value at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in the statement of profits and losses. Any interest retained in the former subsidiary is measured at fair value when control is lost.

The Interim Financial Statements include the accounts of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned, and other entities consolidated on a basis other than of ownership:

		March 31,	December 31,
	Operations	2022	2021
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	68.5%
CLF MD Processing, LLC	MD	-	-
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	-	-

All intercompany balances and transactions are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the Interim Financial Statements are described below and are the same as those that applied to the Annual Financial Statements.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of biological assets, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities, and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process, and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits and losses at the date of acquisition. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits and losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statements of profits and losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Business Combinations (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on jurisdiction and the Select brand.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statements of profits and losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7 – Assets and liabilities held for sale).

NCI and NCI Redemption Liability

NCI represents equity interests in the Company’s subsidiaries that are owned by parties that are not shareholders of Curaleaf Holdings, Inc. The share of net assets attributable to NCI is presented as a component of equity. The NCI’s share of net income or loss is recognized directly in equity. Changes in the Company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. Certain NCIs are subject to put/call rights which are recorded as a financial liability at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the redeemable NCI line item.

COVID-19 estimation uncertainty

The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business. The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Interim Financial Statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. Most specifically, the sudden emergence of the Omicron variant in November 2021 resulted in significant travel and other restrictions being reimposed in several jurisdictions and in reduced retail traffic globally. Future developments on COVID-19 are highly uncertain and out of the Company’s control. Prolonged disruptions due to the pandemic, including the emergence of new COVID-19 variants or mutations, delays in the global vaccination rollout and potential declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

New, amended and future IFRS pronouncements

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein. The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“Amendments to IAS 12”). The Amendments to IAS 12 clarify how companies account for deferred tax on transactions such as leases and de-commissioning obligations. The main change in this amendment is that the initial recognition exemption in IAS 12.15(b) and IAS 12.24 is clarified to not be applicable to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The Amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	March 31,	December 31,
	2022	2021
Trade accounts receivable	$64,513	$60,065
Other receivables	6,742	5,790
Transferred to assets held for sale	(35)	—
Total trade and other receivables	71,220	65,855
Less: expected credit losses	(6,017)	(5,428)
Accounts receivable, net	$65,203	$60,427

Note 4 – Acquisitions

A summary of acquisitions completed during the three months ended March 31, 2022 and the year ended December 31, 2021 is provided below:

	Three months ended March 31, 2022
Purchase price allocation	Sapphire Medical Clinics Limited (1)	Bloom Dispensaries (2)
Assets acquired:
Cash	$45	$18,821
Accounts receivable, net	139	804
Prepaid expenses and other current assets	36	381
Inventory	—	3,694
Property, plant and equipment, net	—	5,225
Right-of-use assets	—	14,265
Other assets	40	122
Intangible assets:
Licenses	16,391	174,770
Trade name	—	2,230
Non-compete agreements	—	1,260
Goodwill	—	62,904
Deferred tax liabilities	(2,474)	(42,713)
Liabilities assumed	(5,417)	(25,315)
Consideration transferred	$8,760	$216,448

	Year ended December 31, 2021
Purchase price allocation	EMMAC (2)	Grassroots Maryland (2)	Ohio Grown Therapies (1)	Los Sueños Farms, LLC (2)
Assets acquired:
Cash	$1,490	$11,976	$—	$1,025
Accounts receivable, net	19,318	2,424	—	1,003
Prepaid expenses and other current assets	—	66	—	38
Inventory	3,826	4,550	—	1,011
Biological assets	472	1,164	—	11,232
Property, plant and equipment, net	7,549	19,448	—	8,975
Right-of-use assets	4,360	726	—	2,043
Other assets	3,956	689	—	20
Intangible assets :	—
Licenses	228,446	112,460	20,000	1,200
Trade name	11,156	—	—	—
Non-compete agreements	—	—	—	140
Know-how	114	—	—	3,020
Customer List	3,294	—	—	500
Goodwill	60,331	20,346	—	29,464
Deferred tax liabilities	(48,910)	(33,235)	—	—
Liabilities assumed	(27,851)	(8,382)	—	(3,511)
Consideration transferred	$267,551	$132,232	$20,000	$56,160

(1)	Acquisition accounted for as an asset acquisition with the application of the IFRS 3 Amendment.
(2)	Acquisition accounted for as a business combination under IFRS 3.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2022 acquisitions

Bloom Dispensaries

On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona. Bloom strengthens the Company’s production capabilities in Arizona with the addition of two adjacent cultivation and processing facilities located in north Phoenix totaling approximately 63,500 square feet of space.

Total consideration for Bloom consisted of $71 million in cash, which included a working capital adjustment of $19.9 million at close, and three promissory notes with face values of $50 million, $50 million, and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS on the third anniversary of closing. The notes are recourse only to the membership interests of Bloom and will not be guaranteed by any Curaleaf entity. The total fair value of the promissory notes at the date of acquisition was $145.4 million, resulting in total consideration paid for the Bloom dispensaries of $216.4 million. The acquisition remains subject to post-closing adjustments, and the Company was still in the process of finalizing purchase price accounting as of the reporting date. As of the reporting date, the Company incurred and expensed transaction costs of approximately $0.3 million related to the acquisition of Bloom.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Bloom acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Bloom acquisition, total unaudited pro forma revenue and net loss for the three months ended March 31, 2022 was $14.5 million and $5.8 million, respectively.

Revenue and net loss from Bloom included in the consolidated statements of profits and losses for the three months ended March 31, 2022 was $10.9 million and $6.3 million, respectively.

Sapphire Medical Clinics Limited

On January 31, 2022, Curaleaf International Limited, a wholly owned subsidiary of Curaleaf International, acquired 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the United Kingdom (“UK”). The transaction represents a compelling opportunity to enhance the Company’s vertical integration of the business within the UK. Under the terms of the agreement, the Company paid cash consideration of $6.7 million. An incremental earnout may be paid in 2023 based on the Sapphire Medical business exceeding certain revenue, script, and active patient count milestones during 2022. The total contingent consideration liability related to the Sapphire Medical acquisition earnout had a fair value of $2.1 million at the date of acquisition, resulting in total consideration of $8.8 million. As of the reporting date, the Company was still in the process of finalizing purchase price accounting. The Company incurred and capitalized transaction expenses of approximately $0.1 million related to the acquisition of Sapphire Medical as of the reporting date.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Sapphire Medical acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Sapphire Medical acquisition, total unaudited pro forma revenue and net loss for the three months ended March 31, 2022 was $0.4 million and $2.5 million, respectively.

Revenue and net loss from Sapphire Medical included in the consolidated statements of profits and losses for the three months ended March 31, 2022 was $0.1 million and $2 million, respectively.

2021 acquisitions

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales

On April 7, 2021, Curaleaf International completed the acquisition of EMMAC (the “EMMAC Transaction”), the largest vertically integrated independent cannabis company in Europe, in order to establish the Company’s presence and position the Company for continued growth in the European cannabis market. Base consideration for the EMMAC Transaction consisted of (i) approximately $45.2 million in cash, (ii) the issuance of 15,714,390 SVS to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178.6 million and (iii) 706,105 SVS to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7.4 million. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction. Additional consideration may become payable based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the UK and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration related to the EMMAC Transaction had a fair value of $27.2 million as of the acquisition date. The Company also assumed a contingent consideration liability related to the EMMAC Transaction of Terra Verde in 2020, which had a fair value of $9.2 million and was subsequently paid out during the three months ended March 31, 2022. After working capital adjustments at closing, the total consideration for EMMAC was $267.6 million. During the period ended March 31, 2022, the Company recorded measurement period adjustments to the purchase price allocation recorded as of December 31, 2021, translated as of the date of acquisition. The measurement period adjustments resulted in an increase to other assets in the amount of $2.2 million, a decrease to goodwill in the amount of $1.5 million, and an increase to liabilities assumed of $0.7 million.

The Company finalized purchase price accounting during the second quarter of 2022. The Company incurred and expensed transaction costs of approximately $2.6 million related to the EMMAC Transaction.

Maryland Compassionate Care and Wellness, LLC (“MCCW”)

Through its acquisition of Grassroots (as defined below), the Company acquired an option to purchase MCCW from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Total consideration paid for MCCW $132.2 million of the total Grassroots consideration that had been allocated as prepaid acquisition consideration .

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire the OGT license for $20 million in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5 million cash in May 2019, $7.5 million in cash in July 2020, and the final $7.5 million in cash in July 2021 at closing. Upon closing, the full $20 million related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangibles. The Company incurred and expensed transaction costs of approximately $0.1 million.

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, the Company owns three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’ outdoor cultivation expertise.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20.6 million payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9.4 million and (iii) the issuance of 2,539,474 SVS to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23.5 million. The portion of the consideration paid through the issuance of SVS was subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of $2.7 million. During the period ended March 31, 2022, the Company recorded measurement period adjustments to the purchase price allocation recorded as of December 31, 2021. The measurement period adjustments resulted in an increase to accounts receivable, net in the amount of $0.2 million, a decrease to inventory in the amount of $0.6 million, an increase to goodwill in the amount of $0.2 million, and a decrease to liabilities assumed of $0.2 million. As part of the measurement period adjustments, the Company also reclassified $2.7 million of the contingent consideration from liabilities to equity.

The Company finalized purchase price accounting during the fourth quarter of 2022. The Company incurred and expensed transaction costs of approximately $0.5 million related to the Los Sueños acquisition.

Pending acquisitions

The Company has signed a definitive agreement in connection with the following acquisitions, but such acquisitions were not completed during the time between March 31, 2022 and the issuance of the Interim Financial Statements. The Company has concluded that it does not control the operations of the acquirees in accordance with IFRS 10 – Consolidated Financial Statements (“IFRS 10”), and accordingly, the results of the following entities are not included in the Interim Financial Statements:

Natural Remedy Patient Center, LLC

On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a Management Services Agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in the State of Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. The Company has subsequently relocated the NRPC license to a new Scottsdale, Arizona dispensary.

The aggregate consideration paid by the Company to acquire NRPC Management was $12.8 million; comprised of approximately $9.9 million of cash, the issuance of 164,098 SVS which had a fair value, based on a third-party valuation taking into account transfer restrictions and the time value of money, of approximately $0.9 million at the time of the acquisition, and $2.0 million of contingent consideration that may become payable following successful settlement of pending litigation. As of the reporting date, the Company incurred immaterial transaction costs related to the acquisition of NRPC Management.

Broad Horizon Holdings, LLC

During the third quarter of 2022, the Company entered into an agreement with Broad Horizons Holdings, LLC (“BHH”) as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with IFRS 10, the Company determined that this transaction resulted in a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022.

Pueblo West Organics

On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition and the sale was finalized in the fourth quarter of 2022; see Note 7 for further details. The acquisition of PWO provides Curaleaf with additional capacity to achieve further vertical integration in Colorado.

The aggregate consideration paid by the Company to acquire PWO was comprised of approximately $6 million of cash after working capital adjustments. As of the reporting date, the Company incurred and capitalized $0.1 million transaction costs related to the acquisition of PWO.

Four20 Pharma GmbH

On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20 Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.

The aggregate consideration paid by the Company to acquire Four20 was comprised of (i) approximately $9.9 million of cash, (ii) 723,465 SVS to be held in escrow in accordance with the share purchase agreement with a fair value, based on third-party valuation taking into account transfer restrictions and the time value of money, of approximately $3.5 million at the time of the acquisition, (iii) $4.4 million in contingent consideration related to true-up shares to be issued dependent upon the trading price of the SVS at the first and second anniversaries of the closing date, and (iv) a $14.5 million noncontrolling interest in Four20 related to the 45% ownership held by the selling shareholders. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with a release of 50% of SVS from such restrictions at each of the first and second anniversaries of the closing date. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting. As of the reporting date, the Company has incurred and expensed $1.0 million of transaction costs related to the acquisition of Four20.

Tryke Companies

On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator. The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Upon closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

The aggregate consideration paid by the Company to acquire Tryke was comprised of the following: (i) cash consideration, net of working capital adjustments of approximately $24.2 million, (ii) equity consideration of $11.7 million, (iii) deferred consideration classified as a liability of $56.7 million, (iv) deferred consideration classified as equity of $59.3 million, and (v) contingent consideration of $9.2 million.

A portion of the fair value of deferred consideration was based on a third-party valuation that takes into account the time value of money, and consists of both cash and equity components that are to be paid on the first, second, and third anniversary of closing. The cash components are recorded as deferred consideration liabilities within the Consolidated Balance Sheets of the Company. The equity components are recorded within Additional-paid in capital within the Consolidated Balance Sheets of the Company. Additionally, there is a cash hold-back of $2.4 million relating to pending litigation that is assumed to be at fair value due to its short-term nature and is recorded within deferred consideration liabilities within the Consolidated Balance Sheets of the Company. The contingent consideration relates to Tryke achieving certain EBITDA targets and amounts related to indemnity claims. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase accounting. As of the reporting period, the Company has incurred and expensed $0.1 million of transaction costs as of related to the acquisition of Tryke.

Deseret Wellness LLC

On April 6, 2023 the Company completed the acquistition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The transaction with Deseret includes three retail dispensaries located in the cities of Park City, Provo and Payson. Deseret immediately strengthens Curaleaf's retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting.

Note 5 – Inventories

Inventories consist of the following:

	March 31,	December 31,
	2022	2021
Raw materials
Cannabis	$67,991	$71,743
Non-Cannabis	26,463	20,104
Total raw materials	94,454	91,847

Work-in-process	107,527	91,001
Finished goods	88,216	71,646
Fair value adjustment to inventory related to biological assets	146,643	133,311
Transferred to assets held for sale	(4,251)	(2,110)
Inventories, net	$432,589	$385,695

During the three months ended March 31, 2022, the Company recognized cost of goods sold of $253.5 million, of which $148.3 million was included in costs before the impact of biological assets adjustments in the amount of $105.2 million, a non-cash expense relating to the realized change in fair value of inventory sold.

Note 6 – Biological assets

The following table is a reconciliation of the carrying amounts of the biological assets:

Balance at December 31, 2021	$78,600
Unrealized fair value gain on growth of biological assets	129,352
Increase in biological assets due to capitalized costs	31,667
Transferred to inventories upon harvest	(148,853)
Transferred to assets held for sale	(913)
Foreign Currency Exchange Differences	65
Balance at March 31, 2022	$89,918

Biological assets consist of actively growing cannabis plants to be harvested as agricultural produce.

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of March 31, 2022 and December 31, 2021, it was expected that the Company’s biological assets would yield 33,588,723 and 26,076,583 grams of cannabis when harvested, respectively. See Note 20 – Fair value measurements and financial risk management, for the inputs and sensitivity analysis for the fair value of the biological assets.

Note 7 – Assets and liabilities held for sale

Assets and liabilities held for sale consist of the following:

Assets held for sale	GR Entities	Eureka	Total
Balance at December 31, 2021	77,351	3,232	$80,583
Transferred in/(out)	18,004	(347)	17,657
Total assets held for sale at March 31, 2022	95,355	2,885	$98,240

Liabilities associated with assets held for sale	GR Entities	Eureka	Total
Balance at December 31, 2021	18,468	4	$18,472
Transferred in/(out)	4,577	(4)	4,573
Total liabilities associated with assets held for sale at March 31, 2022	23,045	—	$23,045

GR Entities

Through the acquisition of Grassroots, the Company also has certain rights to the proceeds from the sale of three Illinois medical dispensary licenses and six adult use dispensary licenses owned by former affiliates of Grassroots (collectively, the “Illinois Assets”). Currently, all nine of these licenses are operational with six adult use dispensaries, three of which also operate under medical use licenses. On April 1, 2021, the owners of these licenses signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (formerly Surterra Wellness, Inc.) (“Parallel”). The transaction is subject to regulatory approval. Under the terms of the transaction, the purchase price for the Illinois Assets consists of a $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million, and the other 50% shall be remitted to the Grassroots owners. The Company has received a $10 million deposit from Parallel, which is refundable under limited circumstances and will be applied to the base purchase price for the Illinois Assets at closing. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing and seeking to terminate its agreement to purchase the Illinois Assets. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and is exploring its options.

The Company signed a letter of intent to sell the Grassroots Vermont entities; PhytoScience Management Group, Inc., including Vermont Patients Alliance, LLC, PhytoScience Institute, LLC, and Nutraceutical Science Laboratories, LLC (the “Vermont Assets”) in January 2022 and has recorded the associated net assets as held for sale as of the current period.

The Company signed a letter of intent to sell the Grassroots Little Rock Arkansas entity (the “Grassroots Arkansas”) in February 2022 and has recorded the associated net assets as held for sale as of the current period.

Additionally, the Company has been actively marketing certain rights and interests for certain real estate assets, including Grassroots Oklahoma, associated with the Grassroots Acquisition. The actively marketed price of Grassroots Oklahoma was lower than the net assets; as such, an impairment of the associated fixed assets was recorded to bring the net assets to the estimated fair market value during the period ended December 31, 2021.

Eureka

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August 2021. The anticipated sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value at that time.

Note 8 – Notes receivable

Notes receivable consist of the following:

	March 31,	December 31,
	2022	2021
Notes receivable TerrAscend	$2,343	$2,315
Notes receivable Sapphire Medical	—	842
Notes receivable - Misc.	119	—
Total notes receivable	$2,462	$3,157

Current portion of notes receivable	$2,462	$2,315
Long term notes receivable	—	842
Total notes receivable	$2,462	$3,157

When the Company sold the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC to TerrAscend, the total consideration included a $2.2 million interest bearing note with an interest rate of 5% per annum and is due and payable to the Company in April 2022. There was $2.3 million outstanding as of March 31, 2022 and the Company recorded immaterial interest income during the period; the total principal and outstanding interest were paid in full as expected in April 2022.

In August 2019, Rokshaw Limited, a subsidiary of EMMAC, entered into a note receivable agreement with Sapphire Medical for the establishment of Sapphire Medical and providing on-going lending to Sapphire Medical’s franchisees which consisted of a revolving loan facility of £1.500 million, with the ability to increase the revolving loan amount. The Company assumed this note in the EMMAC transaction. The note receivable has an interest rate of 7% per annum and is payable in August 2024. The note can be prepaid at any time without penalty or fees, so long as Sapphire Medical notifies EMMAC five days in advance. The Company acquired Sapphire Medical during the period ended March 31, 2022, resulting in the loan becoming an intercompany loan which is eliminated in consolidation as of March 31, 2022. During the three months ended March 31, 2022, the Company recorded immaterial interest income relating to the pre-acquisition period.

Information about the Company’s exposure to credit and market risks, and impartment losses for notes receivable is included in Note 20 – Fair value measurements and financial risk management.

Note 9 – Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	March 31,	December 31,
	2022	2021
Land	$7,434	$7,494
Building and improvements	327,696	247,772
Furniture and fixtures	40,084	106,083
Information technology	4,526	4,406
Construction in progress	106,755	89,059
Transferred to assets held for sale	(15,895)	(12,501)
Total property, plant and equipment	470,600	442,313
Less: Accumulated depreciation	(69,854)	(62,593)
Property, plant and equipment, net	$400,746	$379,720

A reconciliation of the beginning and ending balances of property, plant and equipment and accumulated depreciation is as follows:

					Construction
		Building and	Furniture and	Information	in
	Land	Improvements	Fixtures	Technology	Progress	Total
As of December 31, 2021	$6,656	$206,702	$75,517	$2,304	$88,541	$379,720
Additions	2	5,939	5,277	114	20,300	31,632
Business acquisitions	—	3,216	1,810	4	195	5,225
Disposals, net	—	(45)	(227)	1	(1,618)	(1,889)
Transfers, net	—	490	485	—	(1,331)	(356)
Depreciation	—	(4,954)	(4,427)	(264)	—	(9,645)
Foreign Currency Exchange Differences	—	36	69	3	8	116
Transferred to Assets Held for Sale	305	(3,209)	(1,137)	—	(16)	(4,057)
Balance as of March 31, 2022	$6,963	$208,175	$77,367	$2,162	$106,079	$400,746

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense totaled $9.6 million for the three months ended March 31, 2022, which includes $6.3 million recognized as cost of goods sold and $3.3 million recognized as a part of operating expenses in the consolidated statements of profits and losses for the three months ended March 31, 2022.

Note 10 – Goodwill and intangible assets

Identifiable intangible assets consist of the following:

	2021	2022
	Balance		Transferred to		Foreign	Balance
	at		Assets	Year-to-date	Currency	at
	December 31,	Acquisitions	held for sale	Amortization	Exchange	March 31,
Licenses	$836,984	$191,161	$(2,607)	$(17,544)	$(4,393)	$1,003,601
Trade names	137,989	2,230	—	(2,598)	(239)	137,382
Service agreements	9,283	—	—	(104)	—	9,179
Intellectual property and know-how	2,516	—	—	(63)	22	2,475
Non-compete agreements	22,800	1,260	—	(1,263)	(36)	22,761
Customer list	436	—	—	(61)	—	375
Total intangible assets, net	$1,010,008	$194,651	$(2,607)	$(21,633)	$(4,646)	$1,175,773

Amortization of intangible assets was $21.6 million for the three months ended March 31, 2022.

The changes in the carrying amount of goodwill were as follows:

Total
Balance at December 31, 2021	$605,496
Purchase price adjustments (Note 4)	(1,311)
Acquisitions (Note 4)	62,904
Change in assets held for sale (Note 7)	(1,590)
Foreign Currency Exchange Differences	(453)
Balance at March 31, 2022	$665,046

During the period ended March 31, 2022, the Company made measurement period adjustments to the EMMAC Life Sciences Limited and Los Sueños purchase price allocations. The measurement period adjustments resulted in a decrease in Goodwill in the amount of $1.3 million; see further detail in Note 4 – Acquisitions.

Note 11 – Notes payable

Notes payable consist of the following:

	March 31,	December 31,
	2022	2021
Senior Secured Notes – 2026
Principal amount	$475,000	$475,000
Unamortized debt discount/Deferred financing	(45,969)	(47,547)
Net carrying amount	$429,031	$427,453

Bloom Notes – 2023
Principal amount	$50,000	$—
Unamortized debt discount	(1,170)	—
Net carrying amount	$48,830	$—

Bloom Notes – 2024
Principle Amount	$50,000	$—
Unamortized Debt Discount	(2,914)	—
Net carrying amount	$47,086	$—

Bloom Notes – 2025
Principle Amount	$60,000	$—
Unamortized Debt Discount	(9,374)	—
Net carrying amount	$50,626	$—

Seller note payable	$6,819	$6,858
Other notes payable	1,572	1,778
Total other notes payable	$8,391	$8,636

Current portion of notes payable	$1,989	$1,966
Long term notes payable	581,975	434,123
Total notes payable	$583,964	$436,089

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.

The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which will be June 15, 2022.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

The Company recognized interest expense under the Senior Secured Notes – 2026 of $11 million for the three months ended March 31, 2022.

Bloom Notes

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes are each $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum. Interest payments are due quarterly, with the first payment on each during the three months ended March 31, 2022.

The final promissory note is a convertible promissory note with a principal amount of $60 million, which matures in January 2025 and bears interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS at maturity.

All three notes may be prepaid without penalty.

The Company recognized interest expense under the Bloom Notes of $1.7 million for the three months ended March 31, 2022.

Seller note

At March 31, 2022, the Company had two seller notes outstanding in the amount of $6.8 million, which included the Phyto acquisition seller note in the amount of $1.8 million, inclusive of accrued interest, and a seller note related to the Scottsdale, AZ building purchase, due December 2036, in the amount of $5 million. The Scottsdale seller note bears interest at a rate of 5% per annum.

Future maturities

As of March 31, 2022, future principal payments due under notes payable were as follows:

Period	Amount
2022 (remaining nine months)	$1,989
2023	50,000
2024	50,000
2025	60,000
2026	475,000
2027 and thereafter	6,402
Total future debt obligations	$643,391

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 20 – Fair value measurements and financial risk management.

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of March 31, 2022 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

As of March 31, 2022 the Company had 93,970,705 MVS issued and outstanding, that were held indirectly by Boris Jordan, the Company's Executive Chairman.

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of March 31, 2022 and December 31, 2021, the MVS represent approximately 13.2% and 13.3%, respectively, of the total issued and outstanding shares and 69.6% in each quarter, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The dual-class structure will remain until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316.8 million, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240.6 million from the overnight marketed offering for working capital and general corporate purposes.

On March 30, 2022 the Company issued 331,900 SVS to the former owners of Los Sueños as a result of them successfully obtaining enhanced tier licensing. The issuance of the SVS is subject to a lock-up agreement, and had a fair value, based on a third-party valuation that takes into account transfer restrictions and the time value of money, of $1.9 million at the date of issuance.

As of March 31, 2022 the Company had 615,841,490 SVS issued and outstanding. Holders of the SVS are entitled to one vote per share.

The Company had reserved 70,981,220 and 70,834,043 SVS, as of March 31, 2022 and December 31, 2021, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 13 – Share-based payment arrangements).

Treasury shares

There were no shares repurchased into treasury during the three months ended March 31, 2022 and 2021.

Note 13 – Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

During the period ended December 31, 2021, management discovered an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding which existed during the period ended March 31, 2021 as well. See further details regarding such restatements at Note 22 – Restatement and restated March 31, 2021 amounts below.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	March 31,
	2022		2021
Fair value at grant date	$3.95		$10.36
Share price at grant date	$7.97		$14.52
Exercise price	$7.19		$15.49
Expected volatility	70.3%		73.1%
Expected life	4.15	years	6.15	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	2.40%		1.03%

The expected volatility is estimated based on the historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Company recorded share-based compensation in the amount of $5.1 million and $4.9 million for the three months ended March 31, 2022 and 2021, respectively.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2022	2022	2021	2021
Outstanding at January 1	23,588,635	$6.89	25,915,656	$4.18
Forfeited during the three month period	(660,160)	13.42	(47,746)	6.28
Expired during the three month period	(24,245)	7.22	(42,712)	7.35
Exercised during the three month period	(524,770)	0.55	(3,696,904)	0.53
Granted during the three month period	2,854,303	7.19	2,688,306	15.49
Outstanding at March 31	25,233,763	$6.90	24,816,600	$5.97
Options exercisable at March 31	16,636,664	$5.39	17,227,593	$3.99

Reconciliation of RSUs

The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2022	2021
Outstanding at January 1	2,876,413	2,452,338
Forfeited during the three month period	(240,548)	(14,574)
Released during the three month period	(844,888)	(455,069)
Granted during the three month period	2,121,184	250,024
Outstanding at March 31	3,912,161	2,232,719
RSUs vested at March 31	—	—

Note 14 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended
	March 31,
	2022	2021
Selling, general and administrative expenses:
Salaries and benefits	$55,948	$41,067
Sales and marketing	9,426	10,489
Rent and occupancy	6,927	6,905
Travel	1,979	781
Professional fees	9,463	6,693
Office supplies and services	5,944	7,645
Other	10,073	6,510
Total selling, general and administrative expense	$99,760	$80,090

Note 15 – Other income (expense)

Other expense consists of the following:

	Three months ended
	March 31,
	2022	2021
Gain (loss) on disposal of assets	$872	$13
Gain (loss) on investment	(248)	—
Other income (expense)	819	402
Total other income (expense), net	$1,443	$415

Note 16 – Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended
	March 31,
	2022	2021
Numerator:		(As Restated)
Net loss	$(14,545)	$(14,818)
Less: Net income (loss) attributable to redeemable non-controlling interest	(1,772)	—
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(12,773)	$(14,818)
Denominator:
Weighted average SVS outstanding — basic and diluted	708,897,273	682,041,420
Loss per share — basic and diluted	$(0.02)	$(0.02)

The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Three months ended
	March 31,
	2022	2021
Options to purchase SVS	25,233,763	24,816,600

During the period ended December 31, 2021, management discovered an error related to Select purchase price accounting, which resulted in a change in the EPS calculation for the period ended March 31, 2021. See further details regarding such restatement at Note 22 – Restatement.

Note 17 – Segment reporting

The Company operates in one segment; the cultivation, production, and sale of cannabis via retail and wholesale channels. As of and during the year ended December 31, 2021, the Company operated in two segments; Cannabis and Non-Cannabis. During the current period, the Company reevaluated the Company’s operating structure and determined that the Non-Cannabis segment is no longer a relevant or material portion of the Company’s business. For comparability purposes, total segment metrics in the prior year disclosures should be considered to be representative of the Company’s one segment presentation in the current period.

Note 18 – Commitments and contingencies

Leases

The Company leases its facilities under operating leases that provide for the payment of real estate taxes and other operating costs in addition to normal rent.

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of-use assets (“ROU assets”) and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three months ended March 31, 2022 and 2021 were immaterial.

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements relating to the right-of-use lease asset balances are presented below:

Carrying amount, December 31, 2021	$285,111
ROU assets acquired (Note 4)	14,265
Additions to leased assets	19,233
Depreciation charges	(9,630)
Changes in assets held for sale	(1,035)
Carrying amount, March 31, 2022	$307,944

At March 31, 2022, approximate future minimum payments due under non-cancelable operating leases were as follows:

Period	Scheduled payments
2022 (remaining nine months)	$44,664
2023	58,265
2024	56,259
2025	54,215
2026	52,870
2027 and thereafter	371,166
Total undiscounted lease liability	637,439
Impact of discount	(290,327)
Lease liability at March 31, 2022	347,112
Less current portion of lease liability	(22,079)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(3,060)
Long-term portion of lease liability	$321,973

The total interest expense on lease liabilities for the three months ended March 31, 2022 and 2021 was $9.9 million and $8.6 million, respectively.

The total depreciation expense on ROU assets for the three months ended March 31, 2022 and 2021 was $9.9 million and $7.7 million, respectively, of which $4.4 million and $3.9 million, respectively, was included in cost of goods sold.

The total cash outflow for lease liability payments for the three months ended March 31, 2022 and 2021 was $17.1 million and $13.1 million, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Interim Financial Statements.

Litigation

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently, or was, involved in the following proceedings related to material disputes:

Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against the sellers of the Bloom assets and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County for violation of certain representations and warranties in the purchase agreement related to the transaction including with respect to the condition of one of the buildings in the acquired cultivation facility. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes payable by Curaleaf by $10 million. The purchase price for Bloom was paid $69 million in cash at close, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes of $50 million and $60 million due, respectively, on the first, second, and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.

Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc.  Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet scheduled argument on that motion.

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.

Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the Defendants. The Amended Class Action Complaint alleges that the Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Interim Financial Statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is currently under IRS examination for the tax years 2016, 2017, and 2018 and the Company’s subsidiary, Curaleaf North Shore, Inc. (formerly known as Alternative Therapies Group, Inc.) has filed a petition to Tax Court related to an IRS examination for 2018. As of March 31, 2022, the Company recorded $4.8 million of unrecognized tax benefits and expects there is reasonable possibility that these unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements. As of March 31, 2022, the Company also accrued interest and penalties of $1.4 million for its uncertain tax positions. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E, however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's Interim Financial Statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 19 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The EMMAC Transaction (see Note 4 – Acquisitions) constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures Management, LLC, an investment management company controlled by Boris Jordan, the Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”), having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Management, LLC. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which were independent members of the Board of Directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from the independent investment bank Eight Capital, to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction was fair, from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

The Company incurred the following transactions with related parties during the three months ended March 31, 2022 and 2021.

	Related party transactions
	Three months ended		Balance receivable (payable)
	March 31,		Balances as of
			March 31,	December 31,
Transaction	2022	2021	2022	2021
Consulting fees (1)	542	1,349	—	—
Travel and reimbursement (2)	297	—	—	—
Rent expense reimbursement (3)	(42)	(13)	—	—
Equipment purchases (4)	—	1,426	—	—
Senior Secured Notes - 2026 (5)	231	—	(10,000)	—
Promissory Note - 2024 (5)	—	325	—	(10,000)
	$1,028	$3,087	$(10,000)	$(10,000)

(1) Consulting fees relate to for real estate management and general advisory services provided by Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, as well as Measure 8. There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were $0.5 million for the three months ending March 31, 2022 and $1.3 million in the three months ending March 31, 2021. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.1 million for the three months ending March 31, 2022 and $0.1 million in the three months ending March 31, 2021.

(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.

(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(4) The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.

(5) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For the three months ended March 31, 2021, the Company recognized interest expense under the Promissory Note – 2024. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three months ended March 31, 2022 and 2021 are as follows:

	Three months ended
	March 31,
Key management personnel compensation	2022	2021
Short-term employee benefits	$2,529	$900
Other long-term benefits	11	10
Share-based payments	1,692	2,358
	$4,232	$3,268

Note 20 – Fair value measurements and financial risk management

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the three months ended March 31, 2022 and 2021.

	Fair value measurements
	as of March 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$89,918	$89,918
	$—	$—	$89,918	$89,918

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$85,230	$85,230
	$—	$—	$85,230	$85,230

	Fair value measurements
	as of December 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$78,600	$78,600
	$—	$—	$78,600	$78,600

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$110,134	$110,134
	$—	$—	$110,134	$110,134

Biological assets

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The Company measures its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants that are actively growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing. The estimates used in determining the fair value of biological assets are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The significant assumptions used in determining the fair value of biological assets include:

•	Expected yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

•	Wastage of plants – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

•	Duration of the production cycle – represents the weighted average number of weeks out of the 12 week growing cycle that biological assets have reached as of the measurement date;

•	Percentage of costs incurred as of this date compared to the total costs expected to be incurred – this is calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labor related to further production, labeling, and packaging;

•	Percentage of costs incurred for each stage of plant growth – represents the direct and indirect production costs incurred that are capitalized; and

•	Market values – this is calculated as the current market price per gram in the market in which the biological asset is being produced. This is expected to approximate future selling price.

The Company accretes fair value on a straight line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 12 week growing cycle would be ascribed approximately 50% of its harvest date expected fair value. All plants are to be harvested cannabis and as of March 31, 2022 and December 31, 2021, on average, were 53% and 57% complete respectively. An increase or decrease in the estimated sale price would result in a significant change in the fair value of biological assets.

The following table highlights the sensitivities and impact of changes in significant assumptions to the fair value of biological assets:

	Sensitivity Inputs ('000s)			(+/-) Impact on Fair Value ('000s)
Significant inputs & assumptions	March 31, 2022	December 31, 2021	Sensitivity	March 31, 2022	December 31, 2021
Total completed grams	17,913	14,900	(+/-) 10% grams yield	$7,407	$6,407
Average cost per gram to complete production	$0.88	$0.97	(+/-) $1.00 per gram	$17,913	$14,900
Average selling price per gram, less cost	$4.13	$4.30	(+/-) $1.00 per gram	$35,827	$29,800

Curaleaf International put/call rights

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The Curaleaf International put/call rights represent a financial liability that is recorded at the present value of the redemption amount, with subsequent changes in fair value recognized in redeemable NCI within equity. The redemption amount of the puttable option approximates the contribution amount by the strategic investor and represents a level 3 financial instrument, that is valued at each reporting period utilizing a Monte Carlo simulation valuation model. The fair value determination includes a high degree of subjectivity and judgement, which results in significant estimation uncertainty. As of March 31, 2022, the Curaleaf International put/call rights represent a financial liability of $56.4 million, with the offset being recognized separately from non-controlling interest in redeemable non-controlling interest within equity.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at March 31, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes are each $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum. Interest payments are due quarterly, with the first payment on each during the three months ended March 31, 2022.

The final promissory note is a convertible promissory note with a principal amount of $60 million, which matures in January 2025 and bears interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS at maturity.All three notes may be prepaid without penalty.

In addition to the commitments outlined in Note 11 – Notes payable and Note 18 – Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the period ended March 31, 2022:
Accounts payable	$69,880	$—	$69,880
Accrued expenses	95,831	—	95,831
Other current liabilities	12,229	—	12,229
Non-controlling interest redemption liability	—	56,423	56,423
Contingent consideration liability	28,807	—	28,807
Other long term liability	—	6,608	6,608
	$206,747	$63,031	$269,778

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2021:
Accounts payable	$26,751	$—	$26,751
Accrued expenses	87,583	—	87,583
Other current liabilities	12,171	—	12,171
Non-controlling interest redemption liability	—	72,140	72,140
Contingent consideration liability	9,155	28,839	37,994
Other long term liability	—	5,876	5,876
	$135,660	$106,855	$242,515

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – Basis of presentation, COVID-19 estimation uncertainty.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of March 31, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 21– Non-controlling interest

The following table presents the Company’s investment in Curaleaf International as of March 31, 2022 and 2021:

	March 31,
	2022	2021
Investment in Curaleaf International	$184,346	$—

The following table presents the current and non-current assets, current and non-current liabilities, as well as revenues and net loss of the Company’s investment in Curaleaf International for the three months ended March 31, 2022:

	March 31,
	2022	2021
Current assets	$50,170	$—
Non-current assets	$308,995	$—
Current liabilities	$38,314	$—
Non-current liabilities	$49,775	$—
Revenue	$8,232	$—
Net Loss	$(5,625)	$—

Note 22 – Restatement

Revenue Restatement

The Company has restated its annual financial statements for the three and twelve months ended December 31, 2021, the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022, which were previously filed on SEDAR and EDGAR. Subsequent to the original issuance of those financial statements, the Audit Committee, with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined to make adjustments to the revenue figures reported in the previously mentioned financial statements periods. Errors have been corrected in these amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 as well as in the amended and restated unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022, the three and nine months ended September 30, 2022, and in the amended and restated audited annual consolidated financial statements for the three and twelve months ended December 31, 2021.

The effects of the restatement on the amended and restated unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 are summarized below:

Consolidated Statement of Profits and Losses and Other Comprehensive Loss – 2022 Restatement (Note: see header “Select Acquisition” below for the combined impacts of the Revenue and Select restatements to the Consolidated Statement of Profits and Losses for 2021)

	Three months ended
	March 31,
	2022 (As Previously Reported)	Adjustments	2022 (As Restated)
Revenues:
Retail and wholesale revenues	$311,821	$(2,704)	$309,117
Management fee income	1,253	—	1,253
Total revenues	313,074	(2,704)	310,370
Cost of goods sold	158,204	(9,916)	148,288
Gross profit before impact of biological assets	154,870	7,212	162,082
Realized fair value amounts included in inventory sold	(105,178)	—	(105,178)
Unrealized fair value gain on growth of biological assets	129,352	—	129,352
Gross profit	179,044	7,212	186,256
Operating expenses:
Selling, general and administrative	99,760	—	99,760
Share-based compensation	5,093	—	5,093
Depreciation and amortization	30,459	—	30,459
Total operating expenses	135,312	—	135,312
Income (loss) from operations	43,732	7,212	50,944
Other income (expense):
Interest income	59	—	59
Interest expense	(13,900)	—	(13,900)
Interest expense related to lease liabilities	(9,949)	—	(9,949)
Other income	1,443	—	1,443
Total other expense	(22,347)	—	(22,347)
Income (loss) before provision for income taxes	21,385	7,212	28,597
Income tax expense	(43,142)	—	(43,142)
Net loss	(21,757)	7,212	(14,545)
Less: Net income (loss) attributable to non-controlling interest	(1,772)	—	(1,772)
Net loss attributable to Curaleaf Holdings, Inc.	$(19,985)	$7,212	$(12,773)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.03)	$0.01	$(0.02)
Weighted average common shares outstanding – basic and diluted	708,897,273	—	708,897,273

Consolidated Statement of Cash Flows – 2022 Restatement

	Three months ended
	March 31,
	2022 (As Previously Reported)	Adjustments	2022 (As Restated)
Cash flows from operating activities:
Net loss	$(21,757)	$7,212	$(14,545)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	40,841	—	40,841
Share-based compensation	5,093	—	5,093
Non-cash interest expense	12,510	—	12,510
Unrealized gain on changes in fair value of biological assets	(129,352)	—	(129,352)
Realized fair value amounts included in inventory sold	105,178	—	105,178
Impairment loss	—	—	—
(Gain)/loss on sale of property, plant and equipment	(872)	—	(872)
Deferred taxes	9	—	9
Gain on investment	248	—	248
Changes in operating assets and liabilities
Accounts receivable	318	(2,537)	(2,219)
Biological assets	12,060	—	12,060
Inventories	(40,487)	(4,675)	(45,162)
Prepaid expenses and other current assets	(9,105)	—	(9,105)
Other assets	3,581	—	3,581
Accounts payable	35,755	—	35,755
Income taxes payable	43,857	—	43,857
Accrued expenses	(430)	—	(430)
Net cash provided (used) in operating activities	57,447	(0)	57,447
Cash flows from investing activities:
Purchases of property and equipment	(29,954)	—	(29,954)
Cash acquired from acquisitions	18,867	—	18,867
Payments made on completion on acquisitions	(86,776)	—	(86,776)
Amounts advanced for notes receivable	1,269	—	1,269
Net cash used in investing activities	(96,594)	—	(96,594)
Cash flows from financing activities:
Lease liability payments	(17,081)	—	(17,081)
Principal payments on notes payable	(100)	—	(100)
Exercise of stock options	463		463
Net cash provided by financing activities	(16,718)	—	(16,718)
Net change in cash	(55,865)	—	(55,865)
Cash at beginning of period	299,329	—	299,329
Effect of exchange rate on cash	(866)	—	(866)
Cash at end of period	$242,598	$—	$242,598

Consolidated Statements of Financial Position – 2022 Restatement

	March 31,
	2022
	(As Previously		2022
	Reported)	Adjustments	(Adjusted)
Assets
Current assets:
Cash and cash equivalents	$242,598	$—	$242,598
Accounts receivable, net	66,809	(1,606)	65,203
Inventories, net	433,414	(825)	432,589
Biological assets	89,918	—	89,918
Assets held for sale	98,240	—	98,240
Prepaid expenses and other current assets	44,534	—	44,534
Current portion of notes receivable	2,462	—	2,462
Total current assets	977,975	(2,431)	975,544
Deferred tax asset	2,675	—	2,675
Notes receivable	—	—	—
Property, plant and equipment, net	400,746	—	400,746
Right-of-use assets, net	307,944	—	307,944
Intangible assets, net	1,175,773	—	1,175,773
Goodwill	665,046	—	665,046
Investments	4,109	—	4,109
Other assets	17,666	—	17,666
Total assets	$3,551,934	$(2,431)	$3,549,503

Liabilities
Current liabilities:
Accounts payable	$69,880	$—	$69,880
Accrued expenses	95,831	—	95,831
Income tax payable	182,945	—	182,945
Current portion of lease liability	22,079	—	22,079
Current portion of notes payable	1,989	—	1,989
Current contingent consideration liability	28,807	—	28,807
Liabilities held for sale	23,045	—	23,045
Other current liabilities	12,229	—	12,229
Total current liabilities	436,805	—	436,805
Deferred tax liability	342,612	—	342,612
Notes payable	581,975	—	581,975
Lease liability	321,973	—	321,973
Non-controlling interest redemption liability	56,423	—	56,423
Other long term liability	6,608	—	6,608
Total liabilities	1,746,396	—	1,746,396

Shareholders’ equity
Share capital	2,238,241	—	2,238,241
Treasury shares	(5,208)	—	(5,208)
Reserves	(166,140)	—	(166,140)
Accumulated other comprehensive income	(10,341)	—	(10,341)
Accumulated deficit	(311,380)	(2,431)	(313,811)
Redeemable non-controlling interest contingency	(56,423)	—	(56,423)
Total Curaleaf Holdings, Inc. shareholders' equity	1,688,749	(2,431)	1,686,318
Non-controlling interest	116,789	—	116,789
Total shareholders’ equity	1,805,538	(2,431)	1,803,107
Total liabilities and shareholders’ equity	$3,551,934	$(2,431)	$3,549,503

Select Acquisition

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement of licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (see adjustments below). As the discovery was made outside of the acquisition measurement period, in accordance with IFRS 3, the Company considered this change as an error related to the allocation of purchase consideration, and retrospectively updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with IAS 38.

Adjustments were retrospectively made to the comparative period for the three months ended March 31, 2021. The financial statements for the periods as of and ended between March 31, 2020 and September 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 was corrected with the filing of the Annual Financial Statements for the period ending December 31, 2021 filed on March 7, 2022 and available under the Company’s profile at www.sedar.com. The comparative period as of and for the three months ending March 31, 2021 has been corrected herein, and the periods as of and ending June 31, 2021 and September 30, 2021 will be corrected with the filing of each respective 2022 Interim Financial Statements.

The effects of the immaterial restatement on the Interim Financial Statements for the three months ended March 31, 2021 are summarized below:

Consolidated Statement of Profits and Losses and Other Comprehensive Loss – 2021 Restatement (including the impacts of both the Revenue and Select Restatements)

	Three months ended
	March 31,
	2021 (As Previously Reported)	Adjustments	2021 (As Restated)
Revenues:
Retail and wholesale revenues	$259,883	$—	$259,883
Management fee income	437	—	437
Total revenues	260,320	—	260,320
Cost of goods sold	131,853	—	131,853
Gross profit before impact of biological assets	128,467	—	128,467
Realized fair value amounts included in inventory sold	(68,914)	—	(68,914)
Unrealized fair value gain on growth of biological assets	81,261	—	81,261
Gross profit	140,814	—	140,814
Operating expenses:
Selling, general and administrative	80,090	—	80,090
Share-based compensation	4,907	—	4,907
Depreciation and amortization	22,112	(2,393)	19,719
Total operating expenses	107,109	(2,393)	104,716
Income (loss) from operations	33,705	2,393	36,098
Other income (expense):
Interest income	88	—	88
Interest expense	(12,151)	—	(12,151)
Interest expense related to lease liabilities	(8,560)	—	(8,560)
Gain on investment	—	—	—
Loss on impairment of goodwill and other intangible assets	—	—	—
Other income	415	—	415
Total other expense	(20,208)	—	(20,208)
Income (loss) before provision for income taxes	13,497	2,393	15,890
Income tax expense	(30,708)	—	(30,708)
Net loss	(17,211)	2,393	(14,818)
Less: Net income (loss) attributable to non-controlling interest	—	—	—
Net loss attributable to Curaleaf Holdings, Inc.	$(17,211)	$2,393	$(14,818)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.03)	$0.01	$(0.02)
Weighted average common shares outstanding – basic and diluted	682,041,420	—	682,041,420

Consolidated Statement of Cash Flows – 2021 Restatement

	Three months ended
	March 31,
	2021 (As Previously Reported)	Adjustments	2021 (As Restated)
Cash flows from operating activities:
Net loss	$(17,211)	$2,393	$(14,818)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	30,154	(2,393)	27,761
Share-based compensation	4,907	—	4,907
Non-cash interest expense	9,655	—	9,655
Unrealized gain on changes in fair value of biological assets	(81,261)	—	(81,261)
Realized fair value amounts included in inventory sold	68,914	—	68,914
(Gain)/loss on sale of property, plant and equipment	13	—	13
Deferred taxes	(3,435)	—	(3,435)
Changes in operating assets and liabilities
Accounts receivable	(3,881)	—	(3,881)
Biological assets	12,439	—	12,439
Inventories	(41,095)	—	(41,095)
Prepaid expenses and other current assets	(15,862)	—	(15,862)
Other assets	5,990	—	5,990
Accounts payable	(296)	—	(296)
Income taxes payable	33,077	—	33,077
Accrued expenses	(8,091)	—	(8,091)
Net cash provided (used) in operating activities	(5,983)	—	(5,983)
Cash flows from investing activities:
Purchases of property and equipment	(31,425)	—	(31,425)
Amounts advanced for notes receivable	(4)	—	(4)
Net cash used in investing activities	(31,429)	—	(31,429)
Cash flows from financing activities:
Cash received from financing agreement	49,930	—	49,930
Proceeds from sale leaseback	2,419	—	2,419
Debt Issuance Costs	(681)	—	(681)
Lease liability payments	(13,071)	—	(13,071)
Cash received in private placement	—	—	—
Principal payments on notes payable	(2,332)	—	(2,332)
Exercise of stock options	1,627		1,627
Issuance of common shares, net of issuance costs	240,569	—	240,569
Net cash provided by financing activities	278,461	—	278,461
Net change in cash	241,049	—	241,049
Cash at beginning of period	73,542	—	73,542
Cash at end of period	$314,591	$—	$314,591

Consolidated Statements of Financial Position – 2020 Restatement (select presented balances):

	December 31,
	2020		2020
	(Audited)	Adjustments	(As Restated)
Assets
Total assets	2,386,591	(21,086)	2,365,505

Shareholders’ equity
Accumulated deficit	(194,645)	4,574	(190,071)

Number of Share Options & RSUs

During the period ended December 31, 2021, management determined that prior period financial statements needed to be restated to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of March 31, 2021.

Adjustments were retrospectively made to the comparative period as of and for the three months ended March 31, 2021, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. Refer to Note 13 – Share-based payment arrangements of these Interim Financial Statements for disclosures that reflect these adjustments. The correction of this error did not result in any changes to the Company’s consolidated statements of financial position, consolidated statements of profits and losses and other comprehensive loss, or consolidated statements of cash flows.

Note 23 – Subsequent events

On January 26, 2023, the Company announced its planned closure of a majority of their operations in California, Colorado and Oregon, as well as the consolidation of its cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The financial effect of these closures is not readily known at the time of this filing. The planned closures of these operations did not meet the IFRS 5 held for sale criteria as of the balance sheet date, accordingly these entities were not classified as held for sale or discontinued operations as of December 31, 2022.

On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile.

See additional subsequent event disclosures related to the pending acquisitions of Natural Remedy Patient Center, LLC, Broad Horizons Holdings, LLC, Pueblo West Organics, LLC, Four20 Pharma GmbH, Tryke Companies, and Deseret Wellness LLC, at Note 4 – Acquisitions and the settlement of the Eagle Valley Holdings, LLC and Sentia Wellness lawsuits at Note 18 – Commitments and contingencies.